UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

MOSCOW CABLECOM CORP.

(Name of the Issuer)

RENOVA MEDIA ENTERPRISES LTD.

GALAXY MERGER SUB CORPORATION

RENOVA INDUSTRIES LTD.

CMCR MANAGEMENT LIMITED

RENOVA HOLDING LTD.

ZAO PR TELECOM

ZAO PRIPACHKIN I DOCH

YURI PRIPACHKIN

COLUMBUS TRUST

VICTOR VEKSELBERG

(Name of Person(s) Filing Statement)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

61945R

(CUSIP Number of Class of Securities)

(Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Henry Lesser, Esq. DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303 Telephone: (650) 833-2000 Fax: (650) 833-2001	Scott F. Smith, Esq. Covington & Burling LLP 1330 Avenue of the Americas New York, NY 10019 Telephone: (212) 841-1056 Fax: (212) 841-1010	Christopher F. Schultz, Esq. Porzio Bromberg & Newman P.C. 156 West 56th Street New York, NY 10019 Telephone: (646) 348-6755 Fax: (212) 957-3983

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1934.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$151,712,139.34	$4,657.56

*Calculated solely for the purpose of determining the filing fee. In accordance with Exchange Act Rule 0-11(c)(1), the filing fee was determined by multiplying .0000307 by the sum of (A) the product of 10,608,531 shares of common stock held by persons other than Renova Media Enterprises Ltd. and $12.90 per share, (B) the product of 149,962 shares of Series A preferred stock and $39.40950 per share, (C) the product of 1,068,265 shares of common stock subject to outstanding options and $6.46982 (the difference between $12.90 and the weighted average exercise price per share of such options, $6.43018) and (D) the product of 702,680 shares of common stock subject to outstanding warrants held by persons other than Renova Media Enterprises Ltd. and $2.90414 (the difference between $12.90 and the weighted average exercise price per share of such warrants, $9.99586).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,657.56

Form or Registration No.:	Schedule 14C—Preliminary Information Statement

Filing Parties:	Moscow CableCom Corp.

Date Filed:	May 4, 2007

Introduction

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) by (1) Moscow CableCom Corp., a Delaware corporation (“MOCC”), and (2) the following parties who are referred to as the RME Parties: (a) Renova Media Enterprises Ltd., a Bahamian corporation (“RME”), (b) Galaxy Merger Sub Corporation, a Delaware corporation (“Galaxy Merger Sub”), (c) Renova Industries Ltd., a Bahamian corporation, (d) CMCR Management Limited, a Bahamian corporation, (e) Renova Holding Ltd., a Bahamian corporation, (f) ZAO PR Telecom, a Russian joint stock company, (g) ZAO Pripachkin I Doch, a Russian joint stock company, (h) Yuri Pripachkin, (i) Columbus Trust, a Cayman Islands trust and (j) Victor Vekselberg.

This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 21, 2007, by and among RME, Galaxy Merger Sub and MOCC. Pursuant to the Merger Agreement, upon completion of the merger contemplated by the Merger Agreement, each holder of MOCC common stock (other than RME, MOCC, any direct or indirect wholly-owned subsidiary of MOCC, and stockholders who are entitled to demand and properly demand appraisal of their shares of common stock under Delaware law) will be entitled to receive $12.90 per share in cash, without interest, and each holder of MOCC’s Series A preferred stock (other than RME, MOCC, any direct or indirect wholly-owned subsidiary of MOCC, and stockholders who are entitled to demand and properly demand appraisal of their shares of Series A preferred stock under Delaware law) will be entitled to receive $39.4095 per share in cash, without interest. Upon completion of the merger, MOCC will be a direct wholly-owned subsidiary of RME.

Concurrently with the filing of this Schedule 13E-3, MOCC is filing with the SEC a preliminary Information Statement (the “Information Statement”) under Regulation 14C of the Exchange Act, relating to its notice of a proposed action by written consent in connection with a proposal to adopt the Merger Agreement and approve the merger. A copy of the information statement is attached as Exhibit (a)(1) to this Schedule 13E-3, and the Merger Agreement is filed as Annex A to Exhibit (a)(1).

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 to show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Information Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the appendices thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to such terms in the Information Statement. As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment.

All information contained in this Schedule 13E-3 and/or the Information Statement concerning each of the filing persons has been provided by each such filing person respectively, and no other filing person takes responsibility for the accuracy of any information supplied by any other filing person, or the failure of any other filing person to provide relevant information.

Item 1.	Summary Term Sheet (Regulation M-A Item 1001).

The information set forth in the Information Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SUMMARY OF THE INFORMATION STATEMENT” is incorporated herein by reference.

Item 2. Subject Company Information (Regulation M-A Item 1002).

(a)	Names and Addresses.

The name of the subject company is Moscow CableCom Corp. The address of the principal executive offices of MOCC is 153 East 53rd Street, 58th Floor, New York, New York 10022. The phone number of its principal executive office is (860) 298-0444.

(b)	Securities.

The subject company has issued Common Stock, par value $0.01 per share, (“common stock”), Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series A preferred stock”) and Series B Convertible Preferred Stock, par value $0.01 per share (“Series B preferred stock”). As of April 17, 2007, there were outstanding 13,983,615 shares of common stock, 149,962 shares of Series A preferred stock and 4,500,000 shares of Series B preferred stock.

(c)	Trading Market and Price.

The information set forth in the Information Statement under the caption “MOCC’s COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)	Dividends.

The information set forth in the Information Statement under the caption “MOCC’s COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e)	Prior Public Offerings.

None.

(f)	Prior Stock Purchases by the Filing Persons.

The information set forth in the Information Statement under the following captions is incorporated herein by reference.

“SPECIAL FACTORS—Background to the Merger”

“SPECIAL FACTORS—Related Party Transactions”

Item 3.	Identity and Background of Filing Person (Regulation M-A Item 1003).

(a)	Name and address.

(i)	The name, business address and telephone number of the subject company is set forth in Item 2, paragraph (a) above.

(ii)	The following sets forth the name, business address and telephone number of each of the RME Parties:

(A)	Renova Media Enterprises Ltd.

2nd Terrace, West Centreville

Nassau, Bahamas

(242) 326-2150

(B)	Galaxy Merger Sub Corporation

c/o Renova Management AG

Shipok Street 18, bld. 2,

Moscow 115093, Russian Federation

+7 (495) 540 89 82 Ext. 5812

(C)	Renova Industries Ltd.

2nd Terrace, West Centreville

Nassau, Bahamas

(242) 326-2150

(D)	CMCR Management Limited

Louloupis Court, 2nd Floor

3036 Limassol, Cyprus

+357-25-355171

(E)	Renova Holding Ltd.

2nd Terrace, West Centreville

Nassau, Bahamas

(242) 326-2150

(F)	ZAO PR Telecom

Ulitsa Dm. Ulianova 7-A

Moscow, Russian Federation, 117036

+7 495 411 7195

(G)	ZAO Pripachkin I Doch

Neglinnaya Ulitsa, 17 str. 2

Moscow, Russian Federation 127051

+7 495 411 7195

(H)	Yuri Pripachkin

Obraztsova Street, 4a

Moscow, Russian Federation, 127055

+ 7 495 657-9678

(I)	Columbus Trust

Pasea Estate, P.O. Box 958

Road Town, Tortola, BVI

(284) 494-9675

(J)	Victor Vekselberg

c/o Renova Management AG

Bleicherweg 33

8002 Zurich, Switzerland

+ 41 (0) 43 210 9595

(iii)

The following sets forth the names and titles of the directors and officers of MOCC. The business address of each such person is c/o Moscow CableCom Corp., 153 East 53rd Street, 58th Floor, New York, New York 10022, and the business telephone number is (860) 298-0444.

Andrew Intrater, Chairman of the Board

Oliver R. Grace, Jr., Director

Jay M. Haft, Director

Ivan Y. Isakov, Director

Valentin V. Lazutkin, Director

James J. Pinto, Director

Vladimir A. Serdyuk, Director

David Van Valkenburg, Director

Alexander P. Vladislavlev, Director

Mikhail A. Smirnov, Director and Chief Executive Officer

Tate Fite, Chief Financial Officer

Vitaly Spassky, Senior Vice President

Andrew M. O’Shea, Secretary

(iv)	(A) The following sets forth the names and titles of the directors and supervisory board members of RME. The business address of each such person when serving in the capacities designated below is c/o Renova Media Enterprises Ltd., 50 Shirley Street Nassau, Bahamas, and the business telephone number is (242) 326-2150.

Marco Montanari, Director

Shakira Burrows, Director

Olivier Chaponnier, Director

Vladimir Kuznetsov, Supervisory Board Member

Vladimir Kremer, Supervisory Board Member

Oleg Alekseev, Supervisory Board Member

Yuri Pripachkin, Supervisory Board Member

Anna Petrovna Derkach, Supervisory Board Member

(B) The following sets forth the names and titles of the directors and officers of Galaxy Merger Sub Corporation. The business address of each such person is c/o Renova Management AG, Shipok Street 18, bld. 2, Moscow 115093, Russian Federation, and the business telephone number is +7 (495) 540 89 82.

Evgeny Villevald, Director

Evgenia Loewe, Director, Vice President, Secretary and Treasurer

Andrey Osipov, Director and President

(C) The following sets forth the names and titles of the directors of Renova Industries Ltd. The business address of Carl Stadelhofer when serving as a director of Renova Industries Ltd. is Bleicherweg 33, CH-8002, Zurich Switzerland, and his business telephone number is +41 43 210 9595. The business address of Marco Montanari and Shakira Burrows when serving as directors of Renova Industries Ltd. is 2nd Terrace, West Centreville, Nassau, Bahamas and their telephone number is (242) 326-2150.

Carl Stadelhofer, Director

Marco Montanari, Director

Shakira Burrows, Director

(D) KPM Invest Ltd. is the sole director of CMCR Management Limited. The business address of KPM Invest Ltd. is Christodoulou Chadgipavlou 205, Louloupis Court, 2nd Floor, 3036 Limassol, Cyprus, and its business telephone number is +357-25-355171.

(E) The following sets forth the names and titles of the directors of Renova Holding Ltd. The business address of Carl Stadelhofer when serving as a director of Renova Holding Ltd. is Bleicherweg 33, CH-8002, Zurich Switzerland and his telephone number is +41 43 210 9595. The business address of Marco Montanari and Shakira Burrows when serving as directors of Renova Holding Ltd. is 2nd Terrace, West Centreville, Nassau, Bahamas and their telephone number is (242) 326-2150.

Carl Stadelhofer, Director

Marco Montanari, Director

Shakira Burrows, Director

(F) The following sets forth the names and titles of the directors and officers of ZAO PR Telecom. The business address of each such person when serving in such capacities is c/o ZAO PR Telecom, Ulitsa Dm. Ulianova, 7-A, Moscow, Russian Federation, and the business telephone number is +7 495 411 7195.

Anna Petrovna Derkach, Accountant General

Alexey Vadimovich Filatov, General Director

(G) The following sets forth the names and titles of the directors and officers of ZAO Pripachkin I Doch. The business address of each such person when serving in such capacities is c/o ZAO Pripachkin I Doch, Neglinnaya Ulitsa, 17, str.2, Moscow, Russian Federation, 127051, and the business telephone number is +7 495 411 7195.

Anna Petrovna Derkach, General Director and Accountant General

(H) The sole trustee of the Columbus Trust is TZ Columbus Services Limited. The business address of the trustee is Pasea Estate, P.O. Box 958, Road Town, Tortola, BVI and the business telephone number is (284) 494-9675.

(I) Additionally, the information set forth in the Information Statement under the following captions is incorporated herein by reference:

“INFORMATION CONCERNING THE RME PARTIES”

(b)	Business and Background of Entities.

The information set forth in the Information Statement under the following caption, and in paragraph (c), below, is incorporated herein by reference:

“INFORMATION CONCERNING THE RME PARTIES”

TZ Columbus Services Limited is an entity engaged in the business of forming and operating trusts, and was formed under the laws of the British Virgin Islands.

KPM Invest Ltd. is an entity that provides management services and was formed under the laws of Cyprus.

During the last five years, none of the RME parties referenced in this Item 3(b) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons.

(i)	The following sets forth business and background information regarding MOCC’s directors and executive officers:

Andrew Intrater, age 44, has been a director of MOCC since January 2005. He is the founder and Senior Partner of Columbus Nova Capital, an affiliate of RME. He has held this position since 2000. The business address of Columbus Nova Capital is 153 E. 53rd Street, 58th Floor, New York, NY 10022. Prior to Columbus Nova Capital, from 1993 to 2000, Mr. Intrater was the President and Chief Operating Officer of Oryx Technology Corp., a manufacturer of semiconductor testing equipment. Mr. Intrater continues to serve on the Board of Directors of Oryx, as well as on the Boards of Directors of Clareos Inc., and Ethertouch Ltd. Mr. Intrater also has served on the Supervisory Board of RME. Mr. Intrater is a U.S. citizen.

Oliver R. Grace, Jr., age 52, has been a director of MOCC since 1986. He was MOCC’s President and Chief Executive Officer from 1997 to January 2005, and our Chairman from June 2004 to January 2005 and from 1990 to 1997. Mr. Grace is a director of Take-Two Interactive Software, Inc. Mr. Grace is also a General Partner of The Anglo American Security Fund L.P, which has a business address of 55 Brookville Road, Glen Head, NY 11545. Mr. Grace is a U.S. citizen.

Jay M. Haft, age 71, has been a director of MOCC since January 2005. He has been a Partner of Columbus Nova Capital since 2000. The business address of Columbus Nova Capital is 153 E. 53rd Street, 58th Floor, New York, NY 10022. Prior to Columbus Nova Capital, from January 1988 to January 1994, Mr. Haft worked as a senior corporate partner at the law firm of Parker, Duryee, Rossoff & Haft (which ultimately merged with Reed Smith), specializing in corporate finance and mergers and acquisitions. Prior to that, he was a senior partner with Rifkin, Radler, Dunne & Bayh. Mr. Haft has served on approximately 30 corporate boards, including as Chairman of the Executive Committee at Emerson Radio Corporation and director at CompuCom Systems, Inc. He is currently Vice Chairman of the Board and lead director of DUSA Pharmaceuticals, Inc. and is on the board of the United States Russian Business Council, among others. Mr. Haft is a U.S. citizen.

Ivan Y. Isakov, age 33, has been a director of MOCC since January 2005. Since August 2006, he has been serving as the CEO and Principal of Crown Point Equity, an international media private equity group he founded. The business address of Crown Point Equity is Bolshaya Nikitskaya Str., 14/2, block 7, Moscow 125009, Russian Federation. Prior to Crown Point Equity, from November 2003 to July 2006, he was a Partner of Columbus Nova Capital responsible for the firm’s investment activities in media and communications and head of the Moscow representative office of RME Management Ltd., which is an affiliate of RME. The business address of Columbus Nova Capital is 153 E. 53rd Street, 58th Floor, New York, NY 10022. Prior to Columbus Nova Capital, Mr. Isakov served as Senior Associate in the buyout group of Advent International, Associate in the mergers and acquisitions group at Goldman Sachs International, and Analyst in the investment banking division at Baring Brothers International, all based in London. Mr. Isakov is a citizen of the Russian Federation.

Valentin V. Lazutkin, age 61, has been a director of MOCC since March 2004. Since August 2003, Mr. Lazutkin has been Deputy Chairman of “E-Moscow” Coordinating Council and Board of Directors. From April 2002 to August 2003, he was Chairman of the Board of Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”). The business address of COMCOR is Neglinnaya Str., 17/2, Moscow 127051, Russian Federation. He was Chairman of Soyuz TV and Radio Company from March 1998 to April 2002. He is a member of the Russian TV Academy, International TV Academy and Russian Academy

of Natural Sciences. Mr. Lazutkin is also the Director of the Russian National TV Broadcasters Association and Russian CATV Association. Mr. Lazutkin is a citizen of the Russian Federation.

James J. Pinto, age 55, has been a director of MOCC since 1988. He is President of the Private Finance Group Corp., a merchant and venture capital firm, a position he has held since 1990. The business address of the Private Finance Group is 520 Madison Avenue, 40th Floor, New York, NY 10022. He serves as an advisor or board member of various portfolio companies involved in automotive manufacturing, aviation logistics, financial services and medical software. He previously served as Assistant to the Administrator, Law Enforcement Assistance Administration, Department of Justice, and during the Carter Administration, as Counsel to the White House Conference on Coal. Mr. Pinto is a U.S. citizen.

Vladimir A. Serdyuk, age 65, has been a director of MOCC since March 2004. Since 2006, Mr. Serdyuk has been Head of Department for Strategic Planning of RME Management Ltd. The business address of RME Management Ltd. is Naousis, 1, Karapatakis Building, P.C. 6018, Larnaca, Cyprus. From 1997 to 2004 he was COMCOR’s Deputy General Director and from 2001-2004 he was also counselor to COMCOR’s General Director on long-term planning and investments. The principal business address of COMCOR is Neglinnaya Str., 17/2, Moscow 127051 Russian Federation. Mr. Serdyuk is also a director of MBTS Bank, Integra Telecom and Center-Telco, all based in Moscow, Russian Federation. Mr. Serdyuk has also served on RME’s Supervisory Board. Mr. Serdyuk is a citizen of the Russian Federation.

Mikhail A. Smirnov, age 57, has been a director of MOCC since August 2005 when he joined the Company as its Chief Executive Officer. Mr. Smirnov was President of Mobile TeleSystems (“MTS”), the largest wireless phone operator in Central and Eastern Europe from 1995 to 2003. The business address of MTS is Ul. Vorontsovskaya 5, Bldg. 2, 109147 Moscow, Russian Federation. From 2003 to 2004, he was the General Director of Moscow City Telephone Network (“MGTS”), which is among the largest fixed-line telephone companies in Europe with 4.4 million customers and 20,000 employees. The business address of MGTS is PJSC MGTS, 12, bld 3, Petrovsky Boulevard, Moscow, K-51, GSP-4, 127994. Mr. Smirnov has also held several other management positions in the television and communications industry in the Russian Federation. Mr. Smirnov is a citizen of the Russian Federation.

David R. Van Valkenburg, age 64, has been a director of MOCC since January 2005. Since 2000, he has been the Chairman of Balfour Associates, Inc., a company providing advisory services and counsel to Chief Executives, Boards of Directors, Senior Lenders, and private equity funds. The business address of Balfour Associates is 5350 Preserve Drive, Greenwood Village, CO 80121. Since 2004, he has also been the Chairman and President of Zero Point Corporation. The business address of Zero Point is 5350 Preserve Drive, Greenwood Village, CO 80121. Prior to Balfour, from December 1994 to June 2000, Mr. Van Valkenburg served as the Executive Vice President of MediaOne Group, Inc., and from 1997 to 1999, he also served as Chief Executive Officer and Operating Officer of TeleWest Communications plc. Mr. Van Valkenburg is a member of the National Association of Corporate Directors and a member of the Executive Committee and Board of Directors of The Cable Center. He also serves on the Boards of NASDAQ-traded Harmonic, Inc. and several private corporations. Mr. Van Valkenburg also serves on the Board of Trustees of Malone College in Ohio. Mr. Van Valkenburg is a U.S. citizen.

Alexander P. Vladislavlev, age 70, has been a director of MOCC since March 2004. Mr. Vladislavlev is a member of the General Council of the United Russian Party, Chairman of the Party’s Commission for International Relations and Chairman of the Unity for Russian Foundation. From 2000 to 2003, he was an elected member of the Russian Federation Duma (Parliament) and was Chairman of its Investment Policy and Investors Rights Protection Commission. From 1999 to 2002, he was Secretary of the Russian public political organization Fatherland. From 1994 to 1999, Mr. Vladislavlev was Chairman of the Board of Directors of ZIL Auto Factory, and from 1995 to 1999, he was Chairman of the Board of Directors of Alpha Cement. Mr. Vladislavlev has previously been the First Deputy of the USSR Foreign Minister-State Minister for Foreign Trade. Mr. Vladislavlev is a citizen of the Russian Federation.

Tate Fite, age 46, was hired as MOCC’s Chief Financial Officer in May 2006. Prior to joining MOCC from June 2005 until May 2006, he consulted with REN-TV and the Luxembourg-based RTL Group, handling business development strategies. The business address of REN-TV is 17 Zubovskiy Boulevard, Str. 1, Moscow 119847, Russian Federation, and the business address of RTL Group is 45, Bd Pieere Frieden, L-1543 Luxembourg, Luxembourg. From 1998 to 2005, he served as Chief Financial Officer for CTC-Media, an independent national network television group. The business address of CTC-Media is 15A Pravda Street, Moscow, 125124 Russian Federation. Prior to locating in Russia, Mr. Fite held various positions related to international trade, including serving as Finance & Credit Manager of Paccar International, a Fortune 500 Company. Mr. Fite is a U.S. citizen.

Vitally Spassky, age 31, joined MOCC in 2004 in order to assist MOCC in its capital raising and to provide additional control over and transparency of CCTV. Following the successful raising of capital from RME, Mr. Spassky refocused on new business development, strategic initiatives and continued funding of the rapidly growing business. Prior to joining MOCC, Mr. Spassky was a Vice President in the London office of Credit Suisse First Boston from 2000 to 2004. The business address of the London office of Credit Suisse is One Cabot Square, London E14 4Q5. From 1998 to 2000 he worked for Donaldson, Lufkin & Jenrette in their Moscow and London offices. Mr. Spassky is a citizen of the Russian Federation.

Andrew M. O’Shea, age 48, has been employed by MOCC since November 1995. Mr. O’Shea was MOCC’s Chief Financial Officer from December 1999 to January 2005 and from July 2005 to July 2006, during the interim period from January 2005 to July 2005 and again, since July 2006, he provided assistance in financial and regulatory reporting, treasury and other administrative functions. Mr. O’Shea was also Chief Financial Officer of MOCC’s former subsidiary, The J.M. Ney Company, from November 1995 until its sale in March 2002, and he has been Andersen Land Corp.’s President since 2004. Mr. O’Shea is a U.S. citizen.

During the last five years, none of MOCC or, to the knowledge of MOCC, any of MOCC’s officers or directors identified above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(ii)	Set forth below is information with respect to natural persons who are officers, directors or supervisory board members of RME or any of the RME Parties:

Marco Montanari is a member of the Boards of Directors of RME, Renova Holding Ltd. and Renova Industries Ltd. Since 2006, Mr. Montanari has been the President of Helvetic Management Services Ltd., a management services organization, the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Mr. Montanari also served as the President of the Swiss Bahamas Management Services Ltd., a management services organization from 2000-2006. The business address of Swiss Bahamas Management Services Ltd. is Shirley House, 50 Shirley Street, Nassau Bahamas. Mr. Montanari is a citizen of Switzerland.

Shakira Burrows is a member of the Boards of Directors of RME, Renova Holding Ltd. and Renova Industries Ltd. Since 2006, Ms. Burrows has been the Vice-President of Helvetic Management Services Ltd., the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Ms. Burrows also served as the Corporate Secretary of the Swiss Bahamas Management Services Ltd. from 1994-2006. The business address of Swiss Bahamas Management Services Ltd. is Shirley House, 50 Shirley Street, Nassau Bahamas. Ms. Burrows is a citizen of the Bahamas.

Olivier Chaponnier is a member of the Board of Directors of RME. Since 2003, Mr. Chaponnier has served as the Vice President of Helvetic Management Services Ltd., the business address of which is 2nd Terrace West, Centreville, Nassau, Bahamas. Mr. Chaponnier is a citizen of Switzerland.

Vladimir Kuznetsov is a member of the Supervisory Board of RME and has been Chief Investment Officer and Member of the Executive Board of Renova Management AG, a provider of consulting and investment management services, since April 2004. Since 2001, Mr. Kuznetsov has also served as the Vice President-Finance of RENOVA Inc. (New York), a provider of consulting and investment services, and since 1998, he has also served as the Chief Executive Officer of Financial Consulting Services LLC, an entity engaged in operations, consulting, and marketing services. The business address of Renova Management AG is Bleicherweg 33, 8002 Zurich, Switzerland; the business address of RENOVA Inc. (New York) is 153 E 53d Street, 58th Floor, New York, NY 10022; and the business address of Financial Consulting Services LLC is Bld. 1, 4 Schipok Street, 115093 Moscow, Russian Federation. Mr. Kuznetsov is a citizen of the Russian Federation.

Vladimir Kremer is a member of the RME Supervisory Board and has served as the Director of Marketing and Sales of United Company RUSAL, a producer of aluminum and aluminum products, since March 2007. The business address of United Company RUSAL is 13/1, Nikoloyamskaya Str., Moscow, 109240, Russian Federation. From February 2003 to March 2007, he served as the Chief Executive Officer of Komi Aluminum CJSC, a producer of aluminum oxide and aluminum powders, the business address of which is 40 Malaya Ordynka Street, 115184 Moscow, Russian Federation. From February 2003, Mr. Kremer has also served as a director of SUAL KOMI B.V., the business address of which is Prins Hendriklaan 56, 1075BE Amsterdam, the Netherlands. Since 2001, Mr. Kremer has also served as the Chief Executive Officer of Aluminium Silicon Marketing GmbH, an entity engaged in selling and marketing aluminum, the principal business address of which is Baarerstrasse 20, 6300 Zug, Switzerland. Mr. Kremer is a citizen of the Russian Federation.

Oleg Alekseev is a member of the RME Supervisory Board and has been Director, Corporate Projects of the Institute for Corporate Development, a public relations and government liaison firm, since 2005. The business address of the Institute for Corporate Development is Bld. 2, 18 Schipok Street, 115093 Moscow, Russian Federation. From 2003 to 2005, Mr. Alekseev served as the Deputy Chief Executive Officer of CJSC RENOVA (fka JV RENOVA), engaged in investment, finance, leasing and consulting services, and prior to that he served as Director of the Center for Strategic Studies of Privolzhsky Federal District,

an organization devoted to strategic studies and development of public management technologies. The business address for CJSC RENOVA is 21 Kashirsky Proezd, 115201 Moscow, Russian Federation and the business address for the Center for Strategic Studies of Privolzhsky Federal District is Bld. 1, Kremlin, Nizhny Novgorod, Russian Federation. Mr. Alekseev is a citizen of the Russian Federation.

Yuri Pripachkin is a member of the RME Supervisory Board. Mr. Pripachkin is the head of the Representative Office of RME Management Limited, which provides management services to RME affiliates. The business address of RME Management Limited is Naousis, 1, Karapatakis Building, P.C. 6018, Larnaca, Cyprus and the business address of the Representative Office is Obraztsova Street 4a, Moscow 127055, Russian Federation. Mr. Pripachkin is also the Chairman of the Board of COMCOR, a telecommunications company, the business address of which is Neglinnaya Str., 17/2, Moscow 127051, Russian Federation. He is also the President of the Association of Cable TV of Russia, a cable television industry group, the business address of which is 2 Spasonalivkovskiy pereulok, 6, Moscow, Russian Federation, 119991. From June 2002 to June 2006, Mr. Pripachkin served as a general director of Electronic Moscow, a telecommunications firm, the business address of which is Bolshoy Suharevskiy pereulok, 11, ctr. 1, room 6, Moscow, Russian Federation, 127051. Mr. Pripachkin is a citizen of the Russian Federation.

Anna Petrovna Derkach is a member of the RME Supervisory Board, a General Director and Accountant General of ZAO Pripachkin I Doch, and the accountant general of ZAO PR Telecom. Ms. Derkach is also a general director of “Calculation center ‘Practic’”, an accounting records maintenance firm, the business address of which is Ulitsa 2 Hutorskaya 19/13, str. 2 Moscow, Russian Federation. Ms. Derkach is a citizen of the Russian Federation.

Carl Stadelhofer is a director of Renova Holding Ltd. and Renova Industries Ltd. Mr. Stadelhofer has been an attorney at RKS Rinderknecht Klein & Stadelhofer, a law firm, the business address of which is Beethovenstrasse 7, CH-8022 Zurich, Switzerland, since 1991. Since October 2005, Mr. Stadelhofer has served as Chief Legal Counsel, Renova Management AG, Bleicherweg 33, CH-8002 Zurich, Switzerland. Mr. Stadelhofer is a citizen of Switzerland.

Evgenia Loewe is a director and the Vice President, Secretary and Treasurer of Galaxy Merger Sub Corporation. Ms. Loewe is currently the Deputy Director of Projects, Legal Department, for Renova Management AG and has served in such capacity since June 2005. The business address for the representative office of Renova Management AG is Shipok Street 18, bld. 2, Moscow 115093, Russian Federation. Previously, from January 2004 to June 2005, Ms. Loewe was the Head of the International Legal Department for Renova Management AG, and from June 2003 to January 2004, Ms. Loewe was a Senior Specialist in the Legal Department of Renova Consulting Limited, the business address of which is Bolshoy Strochenovskiy per 22, Moscow 115093, Russian Federation. Ms. Loewe is a citizen of the Russian Federation.

Andrey Osipov is a director and the President of Galaxy Merger Sub Corporation. Since March of 2006, Mr. Osipov has served as the Head of Mergers & Acquisitions of Renova Management AG, the business address of which is Shipok Street 18, bld. 2, Moscow 115093, Russian Federation. From May 2005 to March 2006, Mr. Osipov served as the Head of Mergers & Acquisitions of Millhouse Capital UK Ltd, an investment management company, the business address of which is Stanford Bridge, Chelsea Football Club, RBK&C, London, SW3 1HS, United Kingdom. From April 2002 to May 2005, Mr. Osipov served as the Head of Mergers & Acquisitions of Millhouse Capital UK Ltd in its Moscow representative office, 4 Kursovoy per., Moscow 115095, Russian Federation. Mr. Osipov is a citizen of the Russian Federation.

Evgeny Villevald is a director of Galaxy Merger Sub Corporation. Since April 2006, Mr. Villevald has served as the Deputy Head of the Department of Mergers and Acquisitions of Renova Management AG, the business address of which is Shipok Street 18, bld. 2, Moscow 115093, Russian Federation. From March 2005 to April 2006, Mr. Villevald was the Head of the Strategic Development Department of ROSNO OJSC, a general insurance firm, the business address of which is 30, Ozerkovaskaya Emb., Moscow, Russian Federation. From December 1999 to March 2005, Mr. Villevald served as the Executive Director of the Corporate Development Department of Sistema OJSC, an investment management firm, the business address of which is 10 Leontievsky per., Moscow, Russian Federation. Mr. Villevald is a citizen of the Russian Federation.

Victor Vekselberg is the Chairman of the Supervisory Committee and Executive Committee of Renova Group. In March 2007, Mr. Vekselberg was appointed as the Chairman of the Board of United Company, RUSAL, a producer of aluminum and alumina. The business address of United Company, RUSAL is 13/1, Nikoloyamskaya Street, Moscow, 109240, Russian Federation. At various times since April 2003, he has served as Chairman of the Executive Board, Chief Operating Officer, and is now a Member of the Board of Directors of OAO TNK-BP Management, a petroleum company. The business address for OAO TNK-BP is Arbat Street 1, Moscow 119019, Russian Federation. Management is Shipok Street 18, bld. 2, Moscow 115093, Russian Federation. Previously, Mr. Vekselberg served OJSC SUAL (Siberia Urals Aluminum Company) Holding, an aluminum producer, as its President (from 2000 to 2003) and Chairman of the Board of Directors (from 2003 to March 2007). The business address of OJSC SUAL is Malaya Ordynka 40, Moscow 115184, Russian Federation. Mr. Vekselberg previously served at different times from June 1998 to March 2003 as the Deputy Chairman of the Executive Board, First Vice-President, the Deputy Chairman of the Executive Board – Head Strategic Planning and Corporate Development, and the Chairman of the Executive Board of OJSC Tyumen Oil Company (TNK). The business address of OJSC TNK is Bleicherweg 33, 8002 Zurich, Switzerland. Mr. Vekselberg is a citizen of the Russian Federation.

Alexey Vadimovich Filatov is a general director of ZAO PR Telecom. Mr. Filatov is a citizen of the Russian Federation.

Helene Anne Lewis is director TZ Columbus Services Limited. Ms. Lewis also serves as Senior Partner, SimonetteLewis, a law firm, the business address of which is Unit Two Mill Mall Road Town Tartola VG 1110, British Virgin Islands. Ms. Lewis has also recently served as In House Counsel for Morgan & Morgan Trust Corp. Ltd. an entity engaged in forming and operating trusts, the business address of which is Pasea Estate, Road Town, Tortola, British Virgin Islands. Ms. Lewis is a citizen of Trinidad & Tobago.

Felix Bänninger is a director of TZ Columbus Services Limited. Dr. Bänninger is a Partner at Treuco Trust Company, a trust business, and has been a lawyer for Treuco Trust Company since 1988. The business address of Treuco Trust Company is Claridenstrasse 25, 8002 Zurich/Switzerland. Dr. Bänninger is a citizen of Switzerland.

Eugenia Yiallourou is a director of KPM Invest Ltd. Ms. Yiallourou is also a director of KPM Consulting Ltd., a provider of management services, the business address of which is Christodoulou Chadgipavlou 205, Louloupis Court, 2nd Floor, 3036 Limassol, Cyprus, Ms. Yiallourou is a citizen of Cyprus.

Chryso Ioannou Panayi is a director of KPM Invest Ltd. Mr. Panayi is also a director of KPM Consulting Ltd., the business address of which is Christodoulou Chadgipavlou 205, Louloupis Court, 2nd Floor, 3036 Limassol, Cyprus. Mr. Panayi is a citizen of Cyprus.

Antri Zavrou is a director of KPM Invest Ltd. Mr. Antri is a citizen of Cyprus.

During the last five years, none of the persons listed in this Item 3(c) paragraph (ii) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining any such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.	Terms of the Transaction (Regulation M-A Item 1004).

(a)	Material Terms.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SUMMARY OF THE INFORMATION STATEMENT”

“SPECIAL FACTORS—Purpose and Structure of the Merger; Consideration of Alternatives”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Required Approval of the Merger; Written Consent; Record Date”

“SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons for the Board of Directors’ Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons of the RME Parties for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Interests of Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Considerations of the Merger”

“THE MERGER AGREEMENT”

“ANNEX A—Agreement and Plan of Merger”

(c)	Different Terms.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

(d)	Appraisal Rights.

The information set forth in the Information Statement under the caption “APPRAISAL RIGHTS” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders.

The information set forth in the Information Statement under the caption “SPECIAL FACTORS—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005).

(a)	Transactions.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

(b)	Significant Corporate Events and (c) Negotiations or Contracts.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background to the Merger”

“SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons for the Board of Directors Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons for the RME Parties for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Interests of Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Related Party Transactions”

“THE MERGER AGREEMENT”

(d)	Conflicts of Interest.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Recommendation of Our Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Plans and Proposals for MOCC Following the Merger”

“SPECIAL FACTORS—Interests of Directors and Executive Officers in the Merger”

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Related Party Transactions”

“PRINCIPAL STOCKHOLDERS OF MOCC”

“INFORMATION CONCERNING THE RME PARTIES”

Item 6.	Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006).

(a)	Purposes.

The information set forth in the information statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Purpose of the Merger; Consideration of Alternatives”

“SPECIAL FACTORS—Background to the Merger”

(b)	Use of Securities Acquired.

The information set forth in the Information Statement under the following captions is incorporated herein by reference.

“SPECIAL FACTORS—Background to the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“THE MERGER AGREEMENT”

(c)(1)-(8)	Plans.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background to the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Plans and Proposals for MOCC following the Merger”

“THE MERGER AGREEMENT”

“STOCKHOLDER PROPOSALS”

(d)	Subject Company Negotiations.

Not Applicable.

Item 7.	Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013).

(a)	Purposes.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Purpose of the Merger; Consideration of Alternatives”

“SPECIAL FACTORS—Background to the Merger”

(b)	Alternatives.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Purpose of the Merger; Consideration of Alternatives”

“SPECIAL FACTORS—Background of the Merger”

(c)	Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Purpose of the Merger; Consideration of Alternatives”

“SPECIAL FACTORS—Background to the Merger”

“SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons for Board of Directors Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons for RME Parties for the Merger; Fairness of the Merger”

(d)	Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Material United States Federal Income Tax Considerations of the Merger”

“THE MERGER AGREEMENT”

“APPRAISAL RIGHTS”

Item 8.	Fairness of the Transaction (Regulation M-A Item 1014).

(a)	Fairness and (b) Factors Considered in Determining Fairness.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background to the Merger”

“SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons for Board of Directors Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons for RME Parties for the Merger; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

“ANNEX B – Opinion of Lazard Frères & Co. LLC”

(c)	Approval of Securities Holders.

The subject transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d)	Unaffiliated Representatives.

The information set forth in the Information Statement under the caption “SPECIAL FACTORS—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(e)	Approval of Directors.

“SPECIAL FACTORS—Recommendation of Our Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Board of Directors Determination; Fairness of the Merger”

(f)	Other Offers.

None.

Item 9.	Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015).

(a)	Report, opinion or appraisal and (b) Preparer and summary of the report, opinion or appraisal.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background to the Merger”

“SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

“ANNEX B – Opinion of Lazard Frères & Co. LLC”

(c)	Availability of documents.

The information set forth in the Information Statement under the caption “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007).

(a)	Source of Funds and (b) Conditions.

The information set forth in the Information Statement under the caption “SPECIAL FACTORS—Financing of the Merger” is incorporated herein by reference

(c)	Expenses.

The information set forth in the Information Statement set forth under the following captions is incorporated herein by reference.

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“THE MERGER AGREEMENT— Fees, Expenses and Termination Fee”

(d)	Borrowed funds.

The information set forth in the Information Statement under the caption “SPECIAL FACTORS—Financing of the Merger” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company. (Regulation M-A Item 1008).

(a)	Security Ownership.

The information set forth in the sections of the Information Statement set forth under the caption “PRINCIPAL STOCKHOLDERS OF MOCC” is incorporated herein by reference.

(b)	Securities Transactions.

Not Applicable.

Item 12.	The Solicitation or Recommendation (Regulation M-A Item 1012).

(a)	Solicitation or recommendation and (b) Reasons.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Recommendation of Our Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons for the Board of Directors’ Determination; Fairness of the Merger”

(c)	Intent to Tender.

Not applicable.

(d)	Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background to the Transaction”

“SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons for the Board of Directors’ Determination; Fairness of the Merger”

(e)	Recommendations of Others.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Recommendation of Our Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger”

“SPECIAL FACTORS—Reasons for the Board of Directors’ Determination; Fairness of the Merger”

Item 13.	Financial Information (Regulation M-A Item 1010).

(a)	Financial information and (c) Summary information.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“ANNEX D—MOCC’s Annual Report on Form 10-K for the Year Ended December 31, 2006”

“SUMMARY OF MOCC’S SELECTED HISTORICAL FINANCIAL DATA”

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro forma Information.

Not material.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009).

(a)	Solicitation.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Directors and Officers”

(b)	Employees and Corporate Assets.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

Item 15.	Additional Information (Regulation M-A Item 1011).

(a)	Agreements, regulatory requirements and legal proceedings.

The information set forth in the information statement under the following captions are incorporated herein by reference:

“SPECIAL FACTORS—Litigation Relating to the Merger”

“SPECIAL FACTORS—Regulatory Matters Related to the Merger”

(b)	Other Material Information.

The Information Statement in its entirety, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits (Regulation M-A Item 1016).

(a)(1)	Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed with the Securities and Exchange Commission on May 4, 2007. (Incorporated by reference to Schedule 14C filed by Moscow CableCom Corp. dated May 4, 2007.)

(b)(1)	Amended and Restated Credit Facility Agreement, dated November 3, 2006, Up to US$216,000,000 Credit Facility for Renova Media Enterprises Ltd. from Renova Industries Ltd. and CMCR Management Limited. (Incorporated by reference to Amendment No. 6 to Schedule 13D filed jointly by Renova Media Enterprises Ltd and Victor Vekselberg on November 6, 2006).

(b)(2)	Deed of Amendment, dated February 13, 2007, between Renova Industries Ltd., CMCR Management Limited and Renova Media Enterprises Ltd. in respect of the Amended and Restated Up To US$216,000,000 Credit Facility Agreement of November 3, 2006. (Incorporated by reference to Amendment No. 9 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on February 22, 2007).

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated February 21, 2007, included as Appendix B of Exhibit (a)(1) hereto (the Information Statement).

(c)(2)	Preliminary Draft Presentation of Lazard & Co., Limited and Lazard Frères & Co. LLC, dated January 16, 2007, to the Special Committee of the Board of Directors of Moscow CableCom Corp.

(c)(3)	Presentation of Lazard & Co., Limited and Lazard Frères & Co. LLC, dated February 21, 2007, to the Special Committee of the Board of Directors of Moscow CableCom Corp.

(c)(4)	Presentation by Goldman Sachs (AO) LLC to Renova Media Enterprises Ltd. dated October 17, 2006.

(d)(1)	Agreement and Plan of Merger by and among Renova Media Enterprises Ltd., Galaxy Merger Sub Corporation and Moscow CableCom Corp., included as Appendix A of the Information Statement.

(d)(2)	Power of Attorney executed by Renova Media Enterprises Ltd., Renova Industries Ltd., Renova Holdings Ltd., Columbus Trust on March 29, 2007 and by Victor Vekselberg on April 6, 2006, authorizing Vladimir Kuznetsov, Evgenia Loewe and Andrey Osipov to sign this Schedule 13E-3 and any amendments hereto on their behalf. (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(3)	Power of Attorney dated April 20, 2007, signed by CMCR Management Limited, ZAO PR Telecom, ZAO Pripachkin I Doch and Yuri Pripachkin, authorizing Anna Derkach and Yana Davydkina to sign this Schedule 13e-3 and any amendments hereto on their behalf. (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(4)	Shareholders Agreement, dated as of August 26, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on September 23, 2004).

(d)(5)	Amendment No. 1 to the Shareholders Agreement, dated as of December 1, 2004. (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(6)	Amendment No. 2 to the Shareholders Agreement, dated as of December 30, 2004. (Incorporated by reference to Amendment No. 2 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(7)	Termination Agreement between Renova Media Enterprises Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya, dated April 17, 2007. (Incorporated by reference to Amendment No. 10 to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(8)	Amended and Restated Shareholders Agreement In Respect of Renova Media Enterprises, Ltd. between Renova Industries Ltd., CMCR Management Limited and Renova Media Enterprises Ltd., dated October 20, 2006. (Incorporated by reference to Amendment No. 10 to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(9)	Letter Agreement between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and Oliver R. Grace, Jr., dated August 26, 2004. (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on September 23, 2004).

(d)(10)	Letter Agreement between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and James J. Pinto, dated August 26, 2004. (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on September 23, 2004).

(d)(11)	Irrevocable Proxy and Power of Attorney dated as of December 1, 2004, by and among Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.), Oliver R. Grace, The Anglo American Security Fund, L.P. and Francis E. Baker. (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(12)	Irrevocable Proxy and Power of Attorney between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and Field Nominees Limited. (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(13)	Form of Irrevocable Proxy and Power of Attorney between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and each of the stockholders of Moscow CableCom Corp. set forth in Annex A to Exhibit (d)(9). (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(14)	$28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.). (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on August 31, 2004).

(d)(15)	Amendment No. 1 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated January 13, 2005. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 13, 2005).

(d)(16)	Amendment No. 2 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated January 11, 2006. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 12, 2006).

(d)(17)	Amendment No. 3 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated May 5, 2006. (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 of Moscow CableCom Corp.).

(d)(18)

Amendment No. 4 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated September 21, 2006.

(Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 of Moscow CableCom Corp.).

(d)(19)	Amendment No. 5 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated February 21, 2007. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on February 23, 2007).

(d)(20)	Bridge Facility Agreement, dated February 21, 2007, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance Ltd. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 12, 2006).

(d)(21)	Continuing Unconditional Guaranty, dated February 21, 2007, by Moscow CableCom Corporation. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 12, 2006).

(d)(22)	Warrant Agreement dated as of January 13, 2005 by and between Moscow CableCom Corp. and Columbus Nova Investments VIII Ltd. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 18, 2005).

(d)(23)	Registration Rights Agreement made and entered into as of January 13, 2005 by and between Moscow CableCom Corp. and Columbus Nova Investments VIII Ltd. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 18, 2005).

(d)(24)	Form of Warrant Agreement between Moscow CableCom Corp. and warrant holders dated May 18, 2006. (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 of Moscow CableCom Corp.).

(d)(25)	Registration Rights Agreement, dated May 18, 2006, by and between Moscow CableCom Corp. and the investors listed therein. (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on October 16, 2006).

(d)(26)	Form of Warrant Agreement between Moscow CableCom Corp. and warrant holders dated September 21, 2006. (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 of Moscow CableCom Corp.).

(d)(27)	Registration Rights Agreement, dated September 21, 2006, by and between Moscow CableCom Corp. and the investors listed therein. (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on October 16, 2006).

(d)(28)	Series B Convertible Preferred Stock Subscription Agreement dated August 26, 2004 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.). (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on August 31, 2004.)

(d)(29)	Amendment No. 1 to the Series B Convertible Preferred Stock Subscription Agreement dated as of December 31, 2004 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.). (Incorporated by reference to the Current Report on Form 8-K filed on January 8, 2005.)

(d)(30)	Amendment No. 2 to the Series B Convertible Preferred Stock Subscription Agreement dated as of May 5, 2006 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) (Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the Quarterly period ended June 30, 2006.)

(d)(31)	Amendment No. 3 to the Series B Convertible Preferred Stock Subscription Agreement dated as of September 21, 2006 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.)

(d)(32)	Stock Subscription Agreement between Moscow CableCom Corp. (formerly known as Andersen Group, Inc.) and Moskovskaya Telecommunikatsionnaya Corporatsiya. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on May 29, 2003.)

(d)(33)	Amendment to the Stock Subscription Agreement between Moscow CableCom Corp. (formerly known as Andersen Group, Inc.) and Moskovskaya Telecommunikatsionnaya Corporatsiya. (Incorporated by reference to Definitive Proxy Statement for Special Meeting of Stockholders of Moscow CableCom Corp. filed on December 3, 2004).

(d)(34)	Form of Registration Rights Agreement among Moscow CableCom Corp. (formerly known as Andersen Group, Inc.) and Moskovskaya Telecommunicatsionnaya Corporatsiya, dated February 23, 2004. (Incorporated by reference to Definitive Proxy Statement for Special Meeting of Stockholders of Moscow CableCom Corp. filed on December 3, 2004).

(d)(35)	Interconnection Agreement dated as of December 30, 2004 between Moscow Telecomunications Corporation and ZAO ComCor-TV. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on March 7, 2005).

(d)(36)	Framework Agreement dated as of December 30, 2004 between Moscow Telecommunications Corporation and ZAO ComCor-TV. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on March 7, 2005).

(d)(37)	Annex A - Rules of Cooperation dated as of December 30, 2004 between Moscow Telecommunications Corporation and ZAO ComCor-TV. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K filed on March 7, 2005).

(f)(1)	Statement of Appraisal Rights, included as Appendix C of Exhibit (a)(1) hereto (the Information Statement).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	MOSCOW CABLECOM CORP.

	By:	/s/ Andrew Intrater
Name: Andrew Intrater
Title: Chairman

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	RENOVA MEDIA ENTERPRISES LTD.

	By:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	GALAXY MERGER SUB CORPORATION

	By:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	RENOVA INDUSTRIES LTD.

	By:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	CMCR MANAGEMENT LIMITED

	By:	/s/ Yana Davydkina
Name: Yana Davydkina
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	RENOVA HOLDING LTD.

	By:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	ZAO PR TELECOM

	By:	/s/ Yana Davydkina
Name: Yana Davydkina
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	ZAO PRIPACHKIN I Doch

	By:	/s/ Yana Davydkina
Name: Yana Davydkina
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	YURI PRIPACHKIN

	By:	/s/ Yana Davydkina
Name: Yana Davydkina
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	COLUMBUS TRUST
By: TZ Columbus Services Limited, Trustee

	By:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Attorney-In-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 4, 2007	VICTOR VEKSELBERG

	By:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Attorney-in-Fact

EXHIBIT INDEX

(a)(1)	Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed with the Securities and Exchange Commission on May 4, 2007. (Incorporated by reference to Schedule 14C filed by Moscow CableCom Corp. dated May 4, 2007.)

(b)(1)	Amended and Restated Credit Facility Agreement, dated November 3, 2006, Up to US$216,000,000 Credit Facility for Renova Media Enterprises Ltd. from Renova Industries Ltd. and CMCR Management Limited. (Incorporated by reference to Amendment No. 6 to Schedule 13D filed jointly by Renova Media Enterprises Ltd and Victor Vekselberg on November 6, 2006).

(b)(2)	Deed of Amendment, dated February 13, 2007, between Renova Industries Ltd., CMCR Management Limited and Renova Media Enterprises Ltd. in respect of the Amended and Restated Up To US$216,000,000 Credit Facility Agreement of November 3, 2006. (Incorporated by reference to Amendment No. 9 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on February 22, 2007).

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated February 21, 2007, included as Appendix B of Exhibit (a)(1) hereto (the Information Statement).

(c)(2)	Preliminary Draft Presentation of Lazard & Co., Limited and Lazard Frères & Co. LLC, dated January 16, 2007, to the Special Committee of the Board of Directors of Moscow CableCom Corp.

(c)(3)	Presentation of Lazard & Co., Limited and Lazard Frères & Co. LLC, dated February 21, 2007, to the Special Committee of the Board of Directors of Moscow CableCom Corp.

(c)(4)	Presentation by Goldman Sachs (AO) LLC to Renova Media Enterprises Ltd. dated October 17, 2006.

(d)(1)	Agreement and Plan of Merger by and among Renova Media Enterprises Ltd., Galaxy Merger Sub Corporation and Moscow CableCom Corp., included as Appendix A of the Information Statement.

(d)(2)	Power of Attorney executed by Renova Media Enterprises Ltd., Renova Industries Ltd., Renova Holdings Ltd., Columbus Trust on March 29, 2007 and by Victor Vekselberg on April 6, 2006, authorizing Vladimir Kuznetsov, Evgenia Loewe and Andrey Osipov to sign this Schedule 13E-3 and any amendments hereto on their behalf. (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(3)	Power of Attorney dated April 20, 2007, signed by CMCR Management Limited, ZAO PR Telecom, ZAO Pripachkin I Doch and Yuri Pripachkin, authorizing Anna Derkach and Yana Davydkina to sign this Schedule 13e-3 and any amendments hereto on their behalf. (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(4)	Shareholders Agreement, dated as of August 26, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on September 23, 2004).

(d)(5)	Amendment No. 1 to the Shareholders Agreement, dated as of December 1, 2004. (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(6)	Amendment No. 2 to the Shareholders Agreement, dated as of December 30, 2004. (Incorporated by reference to Amendment No. 2 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(7)	Termination Agreement between Renova Media Enterprises Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya, dated April 17, 2007. (Incorporated by reference to Amendment No. 10 to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(8)	Amended and Restated Shareholders Agreement In Respect of Renova Media Enterprises, Ltd. between Renova Industries Ltd., CMCR Management Limited and Renova Media Enterprises Ltd., dated October 20, 2006. (Incorporated by reference to Amendment No. 10 to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(9)	Letter Agreement between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and Oliver R. Grace, Jr., dated August 26, 2004. (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on September 23, 2004).

(d)(10)	Letter Agreement between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and James J. Pinto, dated August 26, 2004. (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on September 23, 2004).

(d)(11)	Irrevocable Proxy and Power of Attorney dated as of December 1, 2004, by and among Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.), Oliver R. Grace, The Anglo American Security Fund, L.P. and Francis E. Baker. (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(12)	Irrevocable Proxy and Power of Attorney between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and Field Nominees Limited. (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(13)	Form of Irrevocable Proxy and Power of Attorney between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and each of the stockholders of Moscow CableCom Corp. set forth in Annex A to Exhibit (d)(9). (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(14)	$28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.). (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on August 31, 2004).

(d)(15)	Amendment No. 1 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated January 13, 2005. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 13, 2005).

(d)(16)	Amendment No. 2 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated January 11, 2006. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 12, 2006).

(d)(17)	Amendment No. 3 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated May 5, 2006. (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 of Moscow CableCom Corp.).

(d)(18)	Amendment No. 4 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated September 21, 2006. (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 of Moscow CableCom Corp.).

(d)(19)	Amendment No. 5 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated February 21, 2007. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on February 23, 2007).

(d)(20)	Bridge Facility Agreement, dated February 21, 2007, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance Ltd. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 12, 2006).

(d)(21)	Continuing Unconditional Guaranty, dated February 21, 2007, by Moscow CableCom Corporation. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 12, 2006).

(d)(22)	Warrant Agreement dated as of January 13, 2005 by and between Moscow CableCom Corp. and Columbus Nova Investments VIII Ltd. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 18, 2005).

(d)(23)	Registration Rights Agreement made and entered into as of January 13, 2005 by and between Moscow CableCom Corp. and Columbus Nova Investments VIII Ltd. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 18, 2005).

(d)(24)	Form of Warrant Agreement between Moscow CableCom Corp. and warrant holders dated May 18, 2006. (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 of Moscow CableCom Corp.).

(d)(25)	Registration Rights Agreement, dated May 18, 2006, by and between Moscow CableCom Corp. and the investors listed therein. (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on October 16, 2006).

(d)(26)	Form of Warrant Agreement between Moscow CableCom Corp. and warrant holders dated September 21, 2006. (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 of Moscow CableCom Corp.).

(d)(27)	Registration Rights Agreement, dated September 21, 2006, by and between Moscow CableCom Corp. and the investors listed therein. (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on October 16, 2006).

(d)(28)	Series B Convertible Preferred Stock Subscription Agreement dated August 26, 2004 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.). (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on August 31, 2004.)

(d)(29)	Amendment No. 1 to the Series B Convertible Preferred Stock Subscription Agreement dated as of December 31, 2004 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.). (Incorporated by reference to the Current Report on Form 8-K filed on January 8, 2005.)

(d)(30)	Amendment No. 2 to the Series B Convertible Preferred Stock Subscription Agreement dated as of May 5, 2006 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) (Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the Quarterly period ended June 30, 2006.)

(d)(31)	Amendment No. 3 to the Series B Convertible Preferred Stock Subscription Agreement dated as of September 21, 2006 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) (Incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.)

(d)(32)	Stock Subscription Agreement between Moscow CableCom Corp. (formerly known as Andersen Group, Inc.) and Moskovskaya Telecommunikatsionnaya Corporatsiya. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on May 29, 2003.)

(d)(33)	Amendment to the Stock Subscription Agreement between Moscow CableCom Corp. (formerly known as Andersen Group, Inc.) and Moskovskaya Telecommunikatsionnaya Corporatsiya. (Incorporated by reference to Definitive Proxy Statement for Special Meeting of Stockholders of Moscow CableCom Corp. filed on December 3, 2004).

(d)(34)	Form of Registration Rights Agreement among Moscow CableCom Corp. (formerly known as Andersen Group, Inc.) and Moskovskaya Telecommunicatsionnaya Corporatsiya, dated February 23, 2004. (Incorporated by reference to Definitive Proxy Statement for Special Meeting of Stockholders of Moscow CableCom Corp. filed on December 3, 2004).

(d)(35)	Interconnection Agreement dated as of December 30, 2004 between Moscow Telecomunications Corporation and ZAO ComCor-TV. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on March 7, 2005).

(d)(36)	Framework Agreement dated as of December 30, 2004 between Moscow Telecommunications Corporation and ZAO ComCor-TV. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on March 7, 2005).

(d)(37)	Annex A - Rules of Cooperation dated as of December 30, 2004 between Moscow Telecommunications Corporation and ZAO ComCor-TV. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K filed on March 7, 2005).

(f)(1)	(f)(1) Statement of Appraisal Rights, included as Appendix C of Exhibit (a)(1) hereto (the Information Statement).